UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2006

Commission File Number 001-31586

Minefinders Corporation Ltd.

(Translation of registrant's name into English)

Suite 2288 - 1177 West Hastings Street, Vancouver, BC V6E 2K3, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [ ]     Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

MINEFINDERS CORPORATION LTD.

2288 – 1177 WEST HASTINGS ST.

VANCOUVER, B.C.

CANADA V6E 2K3

3rd QUARTER 2006

FINANCIAL REPORT

Investor Relations

866-687-6263 Toll Free

www.minefinders.com

NOTICE TO READERS OF THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying interim consolidated financial statements of Minefinders Corporation Ltd. consisting of the interim consolidated balance sheet as at September 30, 2006 and the interim consolidated statements of loss and deficit, cash flows and mineral properties, development and deferred exploration costs for the three and nine month periods ended September 30, 2006 and 2005 are the responsibility of the Company’s management. These financial statements have not been reviewed by the independent auditors of the Company.

Minefinders Corporation Ltd.

Consolidated Balance Sheets

Thousands of United States dollars

(Unaudited)

	September 30, 2006	December 31, 2005
Assets
Current
Cash and cash equivalents	$ 73,232	$ 32,409
Receivables	2,712	765
Prepaid expenses	860	984
	76,804	34,158
Deferred financing charges (Note 4)	47	-
Deposits (Note 5)	16,775	-
Properties, development and deferred exploration costs (Note 6)	78,893	53,697
Plant and equipment (Note 7)	1,981	371
	$ 174,500	$ 88,226

Liabilities and Shareholders’ Equity

Liabilities
Current
Accounts payable and accrued liabilities	$ 4,503	$ 1,898
Asset retirement obligation (Note 8)	215	-
	4,718	1,898
Shareholders’ equity
Capital stock (Note 9)	164,364	85,672
Contributed surplus (Note 11)	12,738	7,954
Deficit	(27,197)	(21,796)
Cumulative translation adjustment	19,877	14,498
	169,782	86,328
Commitments (Note 12)
Subsequent event (Note 13)
	$ 174,500	$ 88,226

The accompanying notes are an integral part of these consolidated financial statements

Minefinders Corporation Ltd.

Consolidated Statements of Loss and Deficit

Thousands of United States dollars

(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2006	2005	2006	2005
Administrative costs
Accounting and auditing	$ 163	$ 97	$ 426	$ 295
Amortization	13	3	17	7
Consulting fees	157	59	341	215
Corporate relations	80	95	299	293
Financing fees (Note 4)	686	-	686	-
Legal	39	77	269	239
Office services and expenses	275	129	668	398
Stock option compensation (Note 11)	-	659	3,263	659
Shareholder reports and filing fees	36	34	247	161
Travel	32	4	85	40
	1,481	1,157	6,301	2,307
Exploration costs written off	124	338	250	2,095
Loss from operations	(1,605)	(1,495)	(6,551)	(4,402)
Other items:
Foreign exchange loss	(171)	(139)	(762)	(158)
Loss on disposal of equipment	-	-	(7)	(1)
Interest income	867	218	1,919	659
Net loss for the period	(909)	(1,416)	(5,401)	(3,902)
Deficit, beginning of period	(26,288)	(19,865)	(21,796)	(17,379)
Deficit, end of period	$ (27,197)	$ (21,281)	$ (27,197)	$ (21,281)
Loss per share – basic and diluted	$ (0.02)	$ (0.04)	$ (0.12)	$ (0.11)
Weighted average shares outstanding	47,862,728	36,601,841	43,317,854	36,528,544

The accompanying notes are an integral part of these consolidated financial statements

Minefinders Corporation Ltd.

Consolidated Statements of Cash Flows

Thousands of United States dollars

(Unaudited)

	Three Months Ended		Nine months Ended
	September 30		September 30
	2006	2005	2006	2005
Cash flows used in operating activities
Net loss for the period	$ (909)	$ (1,416)	$ (5,401)	$ (3,902)
Items not involving cash
Amortization	13	3	17	7
Deferred exploration costs written off	124	338	250	2,095
Loss on disposal of equipment	-	-	7	1
Stock option compensation (Note 11)	-	659	3,263	659
Deferred finance charges written off	196	-	-	-
Net change in non-cash working capital balances
Receivables	(1,005)	(119)	(1,947)	(420)
Prepaid expenses	(617)	(95)	124	(145)
Accounts payable and accrued liabilities	(630)	(92)	65	273
	(2,828)	(722)	(3,622)	(1,432)
Cash flows used in investing activities
Exploration costs	(2,202)	(1,942)	(11,687)	(6,555)
Property and development costs	(3,873)	-	(8,561)	-
Deposits	(14,400)	-	(16,775)	-
Purchase of plant and equipment	(1,126)	(5)	(1,634)	(40)
	(21,601)	(1,947)	(38,657)	(6,595)
Cash flows arising from financing activities
Issue of common shares (Note 9)	-	-	77,712	-
Exercise of stock options	107	-	980	111
Deferred financing charges	(47)	-	(47)	-
	60	-	78,645	111
Effect of exchange rate changes on cash and cash equivalents	174	1,843	4,457	1,013
Increase (decrease) in cash and cash equivalents for the period	(24,195)	(826)	40,823	(6,903)
Cash and cash equivalents, beginning of period	97,427	36,275	32,409	42,352
Cash and cash equivalents, end of period	$ 73,232	$ 35,449	$ 73,232	$ 35,449
Supplemental Information
Amortization of equipment included in deferred exploration costs	$ 16	$ 14	$ 31	$ 39
Asset retirement obligation	$ 5	-	$ 215	-
Stock option compensation (Note 11)	$ -	364	$ 1,521	364

The accompanying notes are an integral part of these consolidated financial statements.

Minefinders Corporation Ltd.

Consolidated Statements of Mineral Properties,

Development and Deferred Exploration Costs

Thousands of United States dollars

(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2006	2005	2006	2005
Dolores Mine Project
Property acquisition costs	$ 495	$ 25	$ 545	$ 75
Deferred exploration costs (Note 2)
Assaying and drilling	-	405	1,422	1,514
Engineering and surveying	-	155	1,921	1,075
Equipment rentals and miscellaneous	-	33	193	94
Licences and recording fees	-	65	1,265	200
Road building	-	83	2,200	221
Technical and professional services (Note 11)	-	189	693	646
Other	-	171	557	602
Development costs (Note 2)
Drilling and assaying	411	-	411	-
Engineering and surveying	2,370	-	5,448	-
Housing and miscellaneous	46	-	122	-
Insurance, licence and recording fees	501	-	501	-
Road construction	1,112	-	2,809	-
Technical and professional services (Note 11)	156	-	1,152	-
Water rights	21	-	280	-
Other	110	-	319	-
Total Dolores Mine Project	5,222	1,126	19,838	4,427
Other properties
Property acquisition costs	-	1	3	14
Deferred exploration costs
Assaying and drilling	831	563	971	1,284
Engineering and surveying	120	-	199	-
Equipment rentals and miscellaneous	144	29	237	116
Licences and recording fees	82	79	180	256
Road building	75	-	75	-
Technical and professional services (Note 11)	226	482	931	724
Other	219	40	336	137
Total other properties	1,697	1,194	2,932	2,531
Mineral properties, development and deferred
exploration costs during the period	6,919	2,320	22,770	6,958
Balance, beginning of period	71,932	46,804	53,697	44,762
Foreign exchange adjustment	166	2,590	2,676	1,751
Less: Exploration costs written off	(124)	(338)	(250)	(2,095)
Balance, end of period	$ 78,893	$ 51,376	$ 78,893	$ 51,376

The accompanying notes are an integral part of these consolidated financial statements

Minefinders Corporation Ltd.

Notes to Consolidated Financial Statements

Thousands of United States dollars

September 30, 2006

(Unaudited)

1.	Basis of Presentation

These financial statements are presented in accordance with Canadian generally accepted accounting principles for interim financial statements, and are stated in thousands of United States dollars.

The interim financial statements do not include all the note disclosures required for annual financial statements but they are presented in accordance with the same accounting principles, policies and methods that are used in the preparation of the Company’s annual financial statements; therefore they should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2005.

The statements reflect all adjustments, consisting of normal recurring adjustments, which, in the opinion of management, are necessary for the fair presentation of the information contained in them.

2.	Nature of Business

The accompanying financial statements have been prepared on a going-concern basis, which contemplates the realization of the assets and the satisfaction of liabilities and commitments in the normal course of business.

The Company is engaged in the exploration, development and acquisition of mineral deposits. Initial construction activities at its 100% - owned Dolores gold and silver project in Mexico commenced in April 2006. It is anticipated that the mine construction will be completed by the end of the third quarter of 2007. In these financial statements, costs incurred since the start of construction have been recorded as development costs and costs incurred earlier as exploration costs. Previously reported figures are unchanged.

In October 2006, the Company raised $81.65 million (net of issue expenses) by issuing convertible senior notes to fund the remaining construction costs for Dolores, general administrative costs and exploration programs (see Note 13)

3.	Segmented Information

The Company has determined that it has one business segment, the exploration and development of mineral properties. The Company is exploring and developing its properties and accordingly, has no reportable segment revenues or operating results for the nine-month periods ended September 30, 2006 and 2005. Segmented asset information is provided in Notes 6 and 7.

Minefinders Corporation Ltd.

Notes to Consolidated Financial Statements

Thousands of United States dollars

September 30, 2006

(Unaudited)

4.	Deferred Finance Charges

Deferred financing charges relate to the issue of convertible notes of $85 million in October 2006 for the development of the Dolores gold and silver project. These financing charges will be amortized over the life of the convertible notes from the funding date (See Note 13).

Other costs of $686 ($196 of which had been incurred prior to June 30, 2006) relating to a proposed bank project finance loan which will not proceed, have been written off in the current period.

5.	Deposits

The Company has made deposits on equipment, and to construction contractors of $16,775 (2005-$0), all of which relate to the construction of the Dolores open-pit mine (see Note 12).

6.	Properties, Development and Deferred Exploration Costs

The following table shows the net carrying costs at September 30, 2006 and December 31, 2005.

	Mineral Properties	Deferred Exploration Costs	Development Costs	September 30, 2006	December 31, 2005
Mexico
Under development:
Dolores Property	$ 10,437	$ 46,564	$ 11,042	$ 68,043	$ 44,442
Exploration projects
Northern Sonora	248	6,071	-	6,319	5,468
La Reserva/El Correo	94	1,863	-	1,957	1,868
Planchas de Plata	-	2,051	-	2,051	1,579
Other	-	8	-	8	8
	342	9,993	-	10,335	8,923
Exploration projects
United States
Nevada Properties	116	399	-	515	332
	$ 10,895	$ 56,956	$ 11,042	$ 78,893	$ 53,697

All pre-production expense related to the Dolores project will be transferred to Property, Plant and Equipment upon commencement of commercial production and amortized to earnings over the life of the mine.

Minefinders Corporation Ltd.

Notes to Consolidated Financial Statements

Thousands of United States dollars

September 30, 2006

(Unaudited)

7.	Plant and Equipment

	Cost	Accumulated Amortization	September 30, 2006	December 31, 2005
Dolores mine equipment and plant	$ 1,201	$ -	$ 1,201	$ -
Exploration equipment	57	31	26	13
Office furniture and equipment	552	196	356	252
Vehicles	766	368	398	106
	$ 2,576	$ 595	$ 1,981	$ 371

The Company's equipment is segmented by geographical area as follows:

Mexico	$ 1,864
United States	67
Canada	50
$ 1,981
8.	Asset Retirement Obligation

The Company's environmental permit requires that it reclaim any land it disturbs during the mine construction and mine operations. Although the timing and the amount of the actual expenditures are uncertain, the Company has estimated the present value of the future reclamation obligation arising from its activities to September 30, 2006 to be $215. The present value of the future reclamation obligation assumes a discount rate of 7.65% and the commencement of reclamation activities after the life of the mine, which is estimated at 15.5 years.

9.	Capital Stock

Authorized: unlimited common shares, no par value. Issued:

	Shares	Amount
Balance December 31, 2005	36,641,841	$ 85,672
Stock options exercised for cash:
Period to March 31, 2006	105,000	246
Balance, March 31, 2006	36,746,841	85,918
Stock options exercised for cash	100,000	627
Issue of common shares	11,000,000	77,712
Period to June 30, 2006	11,100,000	78,339
Balance, June 30, 2006	47,846,841	164,257
Stock options exercised for cash:
Period to September 30, 2006	28,000	107
Stock options exercised -cashless
Period to September 30, 2006	12,375	-
Balance, September 30, 2006	47,887,216	$164,364

Minefinders Corporation Ltd.

Notes to Consolidated Financial Statements

Thousands of United States dollars

September 30, 2006

(Unaudited)

9.	Capital Stock (continued)

In April 2006, the Company issued 11,000,000 common shares at CDN$8.50 per share in a public offering. After deducting expenses of issue of $4,503 (including brokers’ commissions of 5% of the gross proceeds), the net proceeds to the Company were $77,712

At September 30, 2006, the following stock options were outstanding and exercisable:

	Exercise Price
Number	($CDN)	Expiry Date
135,000	1.50	November 7, 2006
565,000	3.30	April 17, 2007
860,000	6.45	December 23, 2007
655,000	10.65	September 26, 2008
50,000	12.53	March 17, 2009
75,000	8.25	May 17, 2009
655,000	8.80	June 14, 2009
362,000	5.64	July 12, 2010
45,000	6.30	December 19, 2010
1,110,000	9.00	May 15, 2011
4,512,000	7.52

On May 15, 2006, the Company granted 1,140,000 five-year stock options, with an exercise price of CDN$9.00, that vested immediately; 10,000 stock options with an exercise price of CDN$8.80 per share were cancelled.

In September, 2006, 70,000 stock options with an exercise price of CDN $10.65 per share and 30,000 stock options with an exercise price of CDN $9.00 per share were cancelled.

Subsequent to September 30, 2006, the 135,000 stock options having an exercise price of Cdn $1.50 were exercised.

The following table summarizes stock option activity for the nine months ended September 30, 2006.

Minefinders Corporation Ltd.

Notes to Consolidated Financial Statements

Thousands of United States dollars

September 30, 2006

(Unaudited)

9.	Capital Stock (continued)
Options outstanding at January 1, 2006	3,745,000
To March 31, 2006
Exercised for cash	(105,000)
Outstanding March 31, 2006	3,640,000
To June 30, 2006
Exercised for cash	(100,000)
Cancelled	(10,000)
Issued	1,140,000
Outstanding June 30, 2006	4,670,000
To September 30, 2006
Exercised for cash	(28,000)
Surrendered in cashless exercise (12,375 shares issued)	(30,000)
Cancelled	(100,000)

Outstanding September 30, 2006	4,512,000
10.	Related Party Transactions

Related party transactions for the nine months ended September 2006 not disclosed elsewhere in these consolidated financial statements were:

a)	Directors fees of $84 (2005 - $45).
b)

Legal fees of $243 (2005 - $148) for services provided by a law firm in which one of the directors is a partner. The figure for 2006 includes $80 for work related to the share issue in April; there was no equivalent in 2005.

Transactions with related parties are recorded at the exchange amount, being the amount agreed to by the parties.

Minefinders Corporation Ltd.

Notes to Consolidated Financial Statements

Thousands of United States dollars

September 30, 2006

(Unaudited)

11.	Stock Option Compensation

The Company accounts for all stock-based compensation issued using the Black Scholes option-pricing model. Stock option compensation is recognized and charged to the Consolidated Statements of Loss and Deficit, and Mineral Properties, Development and Deferred Exploration Costs in accordance with the nature of the services provided by the recipient of the grant.

On May 15, 2006, 1,140,000 five-year stock options with an exercise price of CDN$ 9.00 were granted. The assumptions used in calculating the compensation expense in respect of these stock options were as follows:

	September 30 2006 2005
Risk free rate	4.24%	3.33%
Dividend yield	nil	nil
Volatility factor of the expected market price
of the Company's common shares	56%	58%
Weighted average expected life of the options (months)	53	50

Compensation expense for the period:
Charged to administration expense	$ 3,263	$ 659
Charged to deferred exploration costs	619	364
Charged to development	902	-
Total	$ 4,784	$ 1,023

The combined amounts were credited to contributed surplus.

12.	Commitments

The Company is obligated under contracts for engineering and procurement services relating to the mine construction and for the delivery of mining equipment. The estimated amount of the obligations is $76,378, of which $16,775 was advanced in the nine month period ended September 30, 2006. The remainder of these obligations, together with various lease obligations and property payments outstanding, are expected to be paid as follows:

Year	Dolores Project	Property Payments	Office Leases	Total
2006	$ 55,667	$ 20	$ 209	$ 55,896
2007	3,936	20	170	4,126
2008	-	20	116	136
	$ 59,603	$ 60	$ 495	$ 60,158

Minefinders Corporation Ltd.

Notes to Consolidated Financial Statements

(Thousands of United States dollars)

September 30, 2006

(Unaudited)

13.	Subsequent Event

In October 2006, the Company issued $85 million 4.5% unsecured convertible senior notes maturing on December 15, 2011, before a 3.5% underwriter’s fee and other expenses, aggregating $3.35 million (net $81.65 million). Interest will be payable semi-annually in arrears on June 15 and December 15 of each year, beginning June 15, 2007. The notes are convertible into common shares at the rate of 91.9118 common shares for each $1,000 (one thousand) principal amount of notes, or approximately $10.88 per share. A total of 7,812,503 common shares are issuable upon conversion, and additional shares may become issuable following the occurrence of certain corporate acts or events. This adjustment provision is designed to compensate the noteholders for any such occurrence that causes economic loss them.

14.	United States Generally Accepted Accounting Principles

The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). These principles differ in some respects from United States generally accepted accounting principles (“US GAAP”). The effect of such differences on the Company’s consolidated financial statements, where material, is set out below:

a)	Mineral Exploration Expenditures

Under Canadian GAAP, expenditures on specific properties are capitalized until such time as it is established that no economically recoverable deposit exists, or the properties are sold or abandoned; related cash flows are reported as investing activities. US GAAP requires that mineral exploration expenditures be charged to the Statement of Loss and Deficit in the period incurred.

All costs related to the property are expensed until it has been established that a mineral deposit is commercially mineable and a production decision has been made to implement a mining plan and develop a mine, at which point the costs subsequently incurred to develop the mine on the property prior to the start of mining operations are capitalized.

Cash flows related to the exploration and development costs charged to the Consolidated Statement of Loss and Deficit are reported on the Consolidated Statement of Cash Flows as operating activities.

Accordingly, for US GAAP, mineral exploration expenditures incurred to date would have been charged to the Statement of Loss and Deficit and the statement of cash flows would have reported the expenditures as operating activities.

Minefinders Corporation Ltd.

Notes to Consolidated Financial Statements

(Thousands of United States dollars)

September 30, 2006

(Unaudited)

14. United States Generally Accepted Accounting Principles (continued)

b)	Comprehensive income (loss)

US GAAP requires the Company to present comprehensive income. Comprehensive income comprises the Company’s net loss and all changes to shareholders’ equity except those resulting from investments or distributions to owners. Foreign exchange adjustments resulting from the translation of deferred mineral exploration costs have been excluded from the calculation of comprehensive loss. Such costs would have been charged to expense as incurred under US GAAP.

c)	Stock-based compensation

Effective January 1, 2004, the Company adopted the Canadian GAAP fair-value-based method for all stock-based awards granted on or after January 1, 2004 and retroactively applied this method to, and re-stated, all prior periods. The Company has also adopted this method under US GAAP. Accordingly, there is no difference between the financial position, results of operations, and cash flows under Canadian GAAP and US GAAP arising from the accounting for stock-based compensation.

The impact of the above on the financial statements is as follows:

	Three Months Ended September 30		Nine Months Ended September 30
	2006	2005	2006	2005
Net loss per Canadian GAAP	$ (909)	$(1,416)	$ (5,401)	$ (3,902)
Adjustments related to:
Mineral exploration expenses	(1,573)	(1,982)	(10,958)	(4,863)

Net loss per US GAAP	(2,482)	(3,398)	(16,359)	(8,765)
Foreign exchange adjustment	129	1,853	2,703	1,018
Comprehensive loss per US GAAP	$(2,353)	$(1,545)	$(13,656)	$ (7,747)

Loss per share, basic and diluted	$ (0.05)	$ (0.09)	$ (0.38)	$ (0.22)

Minefinders Corporation Ltd.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Thousands of United States dollars)

September 30, 2006

(Unaudited)

14. United States Generally Accepted Accounting Principles (continued)

Statements of Cash Flows

Cash flows used in operating activities per Canadian GAAP	$ (4,477)	$ (722)	$ (3,622)	$ (1,432)
Adjustments for exploration costs	(1,697)	(1,942)	(11,728)	(6,555)
Cash flows used in operating activities per US GAAP	(6,174)	(2,664)	(15,350)	(7,987)

Cash flows used in investing activities per Canadian GAAP	(19,641)	(1,947)	(38,895)	(6,595)
Adjustment for exploration costs	1,697	1,942	11,728	6,555
Cash flows used in investing activities per US GAAP	$(17,944)	$ (5)	$(27,167)	$ (40)

Balance Sheets
	September 30, 2006	December 31, 2005

Shareholders’ equity per Canadian GAAP	$ 169,782	$ 86,328
Adjustments related to mineral exploration expenses	(67,331)	(53,697)
Shareholders’ equity per US GAAP	$ 102,451	$ 32,631
15.	Comparative Figures

Certain of the comparative figures have been reclassified to conform with the current period presentation.

Minefinders Corporation Ltd.

Management Discussion and Analysis

September 30, 2006

This discussion is for the three and nine-month periods ended September 30, 2006, with comparisons to the same periods in 2005. Unless otherwise noted, all information is current to November 9, 2006, and all currency amounts are in United States dollars. The discussion and analysis is intended to complement and supplement the Company’s interim consolidated financial statements for the nine months ended September 30, 2006 (the “Financial Statements”) and should be read together with those Financial Statements.

Additional information, including the Company’s audited consolidated financial statements and its Amended Annual Information Form for the year ended December 31, 2005 is available on SEDAR at www.sedar.com

Introduction

The Financial Statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differ in certain material respects from accounting principles generally accepted in the United States (“US GAAP”) (see note 14 to the Financial Statements). The Company's accounting policies and estimates used in the preparation of these Financial Statements are consistent with those used in the preparation of the annual financial statements. The policies and estimates are considered appropriate in the circumstances, but are subject to judgments and uncertainties inherent in the financial reporting process.

Company Now in Development

In February 2006, the Company decided to proceed with the construction of the Dolores gold and silver mine, subject to obtaining capital and the requisite permits. All of the major permits have been received. In April 2006, the Company raised $77.7 million (net) in an issue of 11,000,000 common shares, and in October 2006 issued $85 million of 4.5% unsecured Convertible Senior Notes due December 15, 2011 that raised approximately $81.6 million (net). These two financings have provided ample funds to allow completion of the Dolores project. Substantial deposits and commitments to secure long lead-time equipment and machinery have been made, and site clearing and construction activities have begun.

In April 2006, the Company moved from the exploration stage to one of development and construction, and the Financial Statements have been prepared on that basis. There has been no change to previously reported figures.

Forward Looking Statements

This discussion and analysis contains forward-looking statements about the Company’s future prospects, and the Company provides no assurance that actual results will meet management’s expectations. For a thorough discussion and analysis of the risks and uncertainties affecting the Company we refer you to the Amended Annual Information Form for the year ended December 31, 2005.

Overview

The Company is engaged in the exploration and development of precious and base metal mineral properties, primarily in Mexico and the United States, and measures its success through the growth in its mineral resources at a reasonable finding cost, and in obtaining external funding for exploration and development of its mineral properties. All of the Company’s mineral properties are in the exploration or development stage. The Company has no current revenue except interest income and continues to incur negative cash flows from operations.

The Company has been successful in outlining a valuable and expanding resource at its main project, Dolores, in the State of Chihuahua, Mexico. An independent feasibility study on the Dolores gold and silver mine produced a positive recommendation and on February 23, 2006, management was authorized by the Board of Directors to bring the Dolores property into commercial production and to raise the capital required for construction of the mine and ancillary facilities. (see “Proposed Mine at Dolores” and “Capital Resources and Liquidity”). The Company continued its exploration activities at Dolores with step-out drilling.

During the third quarter, the Company continued exploration activities at its Planchas de Plata and Real Viejo properties in northern Sonora, Mexico. The programs included ground geophysics, which successfully identified induced polarization/resistivity (“IP/R”) anomalies coincident with previously drilled mineralization and extending more than 2,000 meters along strike. Drill testing of these new anomalies began in September and will continue through the fourth quarter Exploration continues on the Company’s other properties in Sonora, including the addition of 9,360 hectares of new mining concessions. The Company is following up the results of its recently completed reconnaissance program in northern Mexico, evaluating potential new property acquisitions.

The Company is in a strong financial position, and will not require additional financing to complete development of its Dolores mine or exploration programs. Adequate funds are in place to provide for potential cost overruns on the Dolores project, to continue exploration programs on the Company’s other properties, and to finance administrative costs until cash flow from Dolores begins.

The gold and silver markets are at price levels not seen in many years. The Company believes that the gold and silver prices have benefited from a weakening of the United States dollar against other major currencies, a reduction in hedging of future production by major producers, and an increase in physical demand. However, prices have fluctuated widely in recent months, and current economic and geopolitical events suggest that these fluctuations may continue for some time.

The price of gold was $513 per ounce at December 31, 2005, and in the nine months to September 30, 2006 has had a high of $725 and a low of $525. The price of silver also improved from $8.83 per ounce at December 31, 2005 to a high of $14.94 with a low of $8.83 in the same nine-month period. On November 9, 2006, the London pm fix price for gold was $625 per ounce and for silver was $12.60 per ounce. The average price for gold in the three and nine-month periods ended September 30, 2006 was $622 and $601, and for silver was $11.70 and $11.21.

It is not possible to forecast gold and silver price trends and their impact on future results from operations, nor is the Company able to forecast that the project will be completed and achieve commercial production. However the current markets for gold and silver and for precious metals investments are very positive for the Dolores project.

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Proposed Mine at Dolores

In February 2006, the Company received a positive, independent feasibility study of its Dolores property, proposing an open-pit heap leach facility to operate at 18,000 tonnes per day (“tpd”). Initial capital expenditures were estimated to be approximately $132 million, with further capital requirements of $29 million through a 12 year mine life. Total cash costs per ounce of gold and gold-equivalent silver (based on a 63:1 silver:gold ratio) were estimated to average $237.70 for the life of the mine. The study estimated total production of 1.445 million ozs of gold and 53.2 million ozs of silver (or 2.29 million ozs of gold equivalent (“AuEq”)). The project economics indicated a pay back of capital in 3.3 years, an after-tax undiscounted net present value of $276.8 million and an after-tax internal rate of return of 24.3% using $475 and $7.50 as the price per ounce of gold and silver.

Based on the study and other relevant factors, on February 23, 2006 the Board of Directors instructed management to proceed with the construction of an 18,000 tpd open-pit, heap leach mine at Dolores, subject to obtaining necessary permits and required financing. Principal construction has begun, and commencement of production is expected in August 2007.

In April 2006, the Company completed an updated resource model incorporating results of drilling from October 2004 to December 2005 that had not been included in the feasibility study. Using the revised resource, the Company updated its estimated in pit reserve base. The new reserves are contained in 100.2 million tonnes of proven and probable reserves having an average diluted grade of 0.76 g/t gold and 39.7 g/t silver, using a 0.3 g/t AuEq cutoff grade, as determined by an updated, internally generated engineered pit plan.

The fully-diluted reserves at the Dolores Project have been re-calculated taking into account a revised pit plan based upon the bankable Dolores feasibility study reported on February 27, 2006, the revised resource estimates referred to above, and an assumed base case gold price of $400/oz and silver price of $7.00/oz. The in-pit proven and probable reserves increased to 2.45 million ounces of gold and 127.9 million ounces of silver (or 4.48 million ounces of gold equivalent using the feasibility study silver gold ratio of 63:1). This represents an increase of 24.9% in contained gold reserves and an increase of 23.5% in contained silver reserves over the February 2006 feasibility production estimates.

The on going pit and haul road optimization will continue throughout the construction period and the economic model will be updated again prior to production start-up to include the most current costs and data.

The Company is conducting a 15,000 meter resource-expansion drilling program, directed at previously discovered mineralized zones outside the current mine plan, and at untested targets. The feasibility study does not take into account significant high-grade gold mineralization that lies below the proposed pit or surface mineralization extending up to 1 kilometer from the pit. Drilling is under way to define and quantify this mineralization with a view to developing a plan for an underground mine if results justify such a course.

After reviewing its cash resources, including the net proceeds of an issue of 11,000,000 common shares (see “Capital Resources and Liquidity”), the funding requirements to continue exploration programs on other properties, and to meet administrative expenditures for at least the next twelve months, the Company decided to seek $70 to $75 million to fund completion of the project. Subsequent to the end of the third quarter, the Company issued $85 million ($75 million plus an over-allotment option of $10 million that was exercised) of 4.50% unsecured Convertible Senior Notes due December 15, 2011, to net $81.65 million after expenses of issue (see “Capital Resources and Liquidity”). The Company decided to

3

proceed with this alternative, rather than the previously announced project finance loan. With this financing, the Company has sufficient funds to bring the proposed mine into production.

The resource-expansion drilling program continues, and construction of mine facilities is under way. The mining fleet and drills have been ordered, with initial deliveries expected in the fourth quarter. Generators, crushers and conveyors, and processing equipment have been ordered and are under manufacture and fabrication. All contracts for critical mine and facilities construction have been awarded.

Operating Activities

The Company recorded a net loss for the third quarter of $0.909 million ($0.02 per share), compared with $1.416 million ($0.04 per share) for 2005, and net losses for the nine months to September 30, 2006 of $5.401 million ($0.12 per share), compared with net losses of $3.902 million ($0.11 per share) for the same period in 2005.

Net losses for the quarter and the nine months were adversely affected by higher administration and stock-based compensation costs in 2006 that were offset by reduced exploration costs written off, and by higher interest rates, and income earned on larger cash balances in 2006. Total administrative costs for the quarter increased from $1.157 million in 2005 to $1.481 million in 2006. There was a charge for stock-based compensation in 2005 of $0.659 million that has no counterpart in 2006. In the third quarter of 2006, $0.686 million of financing costs related to the proposed, but cancelled, bank project finance was written off; the other increases over the third quarter of 2005 are the result of expanding operations and positioning the Company for the step from exploration stage to development and production at Dolores. For the nine months, the total administrative costs rose from $2.307 million in 2005 to $6.301 million in 2006; the total for 2006 includes a higher stock compensation charge than in the same period of 2005 by $2.604 million, and the $0.686 million of financing costs discussed above.

Additional accounting and auditing expense continues to be incurred in complying with increased regulatory requirements, a trend that has also resulted in the increase in costs for shareholder reports and filing fees. Consulting fees and office services and expenses have also increased over 2005 because of the increase in the Company’s activities after we made the construction decision in February, 2006.

Interest income for the quarter increased to $0.867 million in 2006 (2005 - $0.218 million), and to $1.919 million for the nine months (2005 - $0.659 million). Investment of the net proceeds of $77.712 million from the share issue in April 2006 has caused the increase in the quarter and in the year to date. The Company realized a foreign exchange loss of $0.762 million in the nine months of 2006, which arose primarily from the effect of the decrease in the value of those dollars on the Company’s US dollar expenditures, and on its September 30, 2006 US dollar balances.

The Company’s financial position at September 30, 2006 was very strong, with $73.232 million in cash and net working capital of $72.301 million (at December 31, 2005 - $32.26 million). Given that the Company had entered into contractual obligations for the Dolores project that amounted to $59.6million at September 30, 2006 and expected to incur total project costs of $132 million, most of these funds were essentially committed. However, further financing of $81.65 million (net) was arranged in October 2006 (see “Capital Resources and Liquidity”).

The sources of funds through the third quarter of 2006 were $0.980 million (2005 - $0.111 million) from the exercise of stock options, $77.712 million from the issue of 11,000,000 common shares (2005 – nil) and $1.919 million (2005 - $0.659 million) in interest income. The effect of foreign currency exchange

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rates on cash and cash equivalents for 2006 year to date has been a translation gain of $4.457 million (2005 - $1.013 million), arising from the increase in value of the Canadian dollar.

Since December 31, 2005 we have increased our receivables by $1.947 million (mainly taxes recoverable) representing a cash outlay; we have decreased our prepaid expenses by $0.124 million representing cash that was expended in 2005. Our accounts payable have increased by $2.605 million representing expenditures in the first half that we did not need to pay until after September 30, 2006, of which $0.065 million relates to operating activities and $2.540 million relates to investing activities. The net effect of these transactions and the Company’s operating activities was to increase our working capital by $40.041 million. As a result of its cash flows and unrealized exchange gains, there was a net increase in the Company’s cash balances of $40.823 million in the year to date.

Summary by Quarter

The following tables present our unaudited quarterly results of operations for each of the last eight quarters.

Net loss by quarter (000's)	Q-1	Q-2	Q-3	Q-4

2006
Loss before the following	$495	609	785
Stock option compensation	-	3,263	-
Write-off of mineral properties	47	78	124
Net loss	$542	3,950	909
Loss per share	$0.01	0.09	0.02

2005
Loss before the following	$401	328	419	356
Stock option compensation	-	-	659	26
Write-off of mineral properties	93	1,664	338	133
Net loss	$494	1,992	1,416	515
Loss per share	$0.01	0.05	0.04	0.02
2004
Loss before the following				334
Stock option compensation				58
Write-off of mineral properties				54
Net loss				446
Loss per share				0.01

Variances in net loss by quarter reflect overall corporate activity and factors which are not recurring each quarter, such as charges for stock-based compensation when options are granted and by significant property write-downs that are usually, but not always, recorded in the fourth quarter. Those two expenses have been identified in the table above to show their impact on each quarter. As the Company has not yet engaged in commercial operations, variances in its quarterly losses are not affected by sales or production-related factors.

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Outstanding Share Data

As at November 9, 2006 there were 48,022,216 common shares issued and outstanding (December 31, 2005 - 36,641,841) and there were 4,497,000 stock options outstanding (December 31, 2005 - 3,745,000) with exercise prices ranging between Cdn$3.30 and Cdn$12.53 per share, of which 4,457,000 have vested.

On October 24, 2006 the Company issued $85 million of convertible notes that are convertible, in ordinary circumstances, at a rate of approximately $10.88 per share (a 36% premium to the closing price on October 18), into 7,812,503 common shares of the Company (see “Capital Resources and Liquidity”).

Financial and Other Instruments

The Company’s financial assets and liabilities consist of cash and cash equivalents, receivables and accounts payable and accrued liabilities, some of which are denominated in U.S. dollars and Mexican pesos. These accounts are recorded at their fair market value. The Company is at risk to financial gain or loss as a result of foreign exchange movements against the Canadian dollar. The Company manages its foreign exchange risk by adjusting balances in currencies other than the Canadian dollar from time to time. The Company does not have major commitments to acquire assets in foreign currencies although it incurs the majority of its exploration costs in foreign currencies. The Company expects that significant expenditures in developing a mine at Dolores will also be denominated in these foreign currencies. The Company may acquire foreign currencies, directly or through derivative positions, to fix such costs in Canadian funds, if it believes it is prudent to do so; at September, 2006 it had $1.47 million in US dollar denominated bank deposits and an insignificant amount of Mexican pesos. At November 9, 2006 the Company had $80.6 million in US dollar denominated bank deposits.

In connection with the proposed financing of development at the Dolores project through bank project financing, the Company would have been required to engage in forward sales of gold and silver or in derivative instruments associated with forward sale transactions. That proposed financing has been cancelled and replaced in October 2006 with the $85 million convertible notes which are, in part, derivative instruments.

The Company’s cash equivalents are redeemable after thirty days without penalty and are renewable bank instruments that provide a fixed rate of interest (currently 4.2% on Canadian deposits and 5.15% on US deposits) during the term. When renewing a matured instrument, the new interest rate may be higher or lower.

Investment in Mineral Exploration and Development

Net cash expenditure on mineral property exploration and development increased during the third quarter of 2006 to $4.379 million, from $1.942 million in 2005. For the nine months, these expenditures amounted to $20.75 million (2005 - $6.555 million). During the third quarter $14.4 million was expended on advance payments to contractors and for deposits on equipment with long delivery dates, bringing the year-to-date total in 2006 to $16.775 million. These amounts, as shown in the Financial Statements, are after deduction of amortization and stock compensation costs that were charged to “Development and Deferred Exploration Costs”, and after adjustment for differences in currency exchange rates. The

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Company has focused its activities on the Dolores property, a development-stage project in northern Mexico, and has conducted a feasibility study demonstrating its economic potential. (The study may be viewed on SEDAR - www.sedar.ca – or on the Company’s website - www.minefinders.com).

Most of the expenditures were on the Dolores property, and include road building, permitting detail engineering and site preparation costs preparatory to development at Dolores. The Company also conducted work on its Planchas de Plata and other properties in northern Sonora in the third quarter of 2006.

Capital Resources and Liquidity

The Company is now funded to continue the development work required to bring the Dolores project into production. In April 2006, the Company realized approximately $78 million from the issue of 11,000,000 common shares, and in October 2006, issued $85 million 4.5% unsecured Convertible Notes due December 15, 2011, to net $81.65 million after expenses of issue. The first interest payment is due June 15, 2007. For conversion, in the normal course of events, each $1,000 (one thousand) Note will be exchangeable for 91.9118 common shares, or 7,812,503 common shares in aggregate. Additional shares may become issuable following the occurrence of certain corporate acts or events. The adjustment provisions are designed to compensate the note holders for any such occurrence that causes economic loss to them.

The Company is conducting exploration and development programs for 2006 on projects other than Dolores, with renewed drilling at its northern Sonora properties Planchas de Plata and Real Viejo and intends to conduct follow-up drilling at its Gutsy property in Nevada. Expenditures are budgeted at $5.0 million of which approximately $2.0 million has been expended in the first nine months of the year.

Additional exploration drilling at Dolores, to outline additional resources, was budgeted at $4.05 million for 2006. All of this budget was expended in the first half, partially on condemnation and geotechnical drilling and because successful exploration results led to an acceleration of the work. Further expenditures of approximately $2 million of which $0.411 has been spent in the third quarter are anticipated in the second half.

The Company has incurred significant contractual obligations relating to the development of the Dolores project, and these are shown in Note 12 to the Financial Statements.

Commitments

There have been significant changes in the Company’s commitments, which have been described in Note 12 to the Financial Statements.

Critical Accounting Estimates

There are no changes to critical accounting estimates from those presented for December 31, 2005 in the Amended Annual Management Discussion and Analysis dated March 14, 2006. However, readers should note the first time recording of an asset retirement obligation, and the assumptions made in determining the amount of the obligation, all as described in Note 8 to the Financial Statements.

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Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Related Party Transactions

Details of these transactions are given in Note 10 to the Financial Statements.

Risks and Uncertainties

Except for historical information contained in this discussion and analysis, disclosure statements contained herein are forward-looking, as defined in the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. Forward looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

The Company is a mineral exploration and development company and is exposed to a number of risks and uncertainties that are common to other companies in the same business; some of these risks have been discussed elsewhere in this report. The reader should also refer to the discussion of risks contained in the Annual Information Form for the year ended December 31, 2005. The Company's financial success is subject to, among other things, fluctuations in gold and silver prices that may affect current or future operating results and may affect the economic value of its mineral resources. The Company is exposed to currency fluctuations against the Mexican peso and United States dollar that could affect capital and operating costs, but may choose to mitigate the risk through forward purchase of these currencies. The Company must comply with environmental regulations governing air and water quality and land disturbance and provide for mine reclamation and closure costs. The Company’s ability to obtain financing to explore for mineral deposits and to complete the development of those properties it has classified as assets is not assured; nor is there assurance that the expenditure of funds will result in the discovery of another economic mineral deposit. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements.

Note to U.S. Investors

While the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource,” and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States. Therefore, information contained in this report concerning descriptions of mineralization and resources under Canadian standards will not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the Securities and Exchange Commission. “Indicated mineral resource” and “inferred mineral resource” have a greater amount of uncertainty as to their existence and a greater uncertainty as to their economic and legal feasibility. It can not be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

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FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Mark H. Bailey, President and Chief Executive Officer of Minefinders Corporation Ltd. certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Minefinders Corporation Ltd., (the issuer) for the interim period ended September 30, 2006;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonable likely to materially affect, the issuer’s internal control over financial reporting.

Dated:	November 14, 2006

//Signed "Mark H. Bailey"

Name: Mark H. Bailey

Title:	President and Chief Executive Officer

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Ronald J. Simpson, Chief Financial Officer of Minefinders Corporation Ltd. certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Minefinders Corporation Ltd., (the issuer) for the interim period ended September 30, 2006;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonable likely to materially affect, the issuer’s internal control over financial reporting.

Dated:	November 14, 2006

//Signed; "Ronald J. Simpson"

Name: Ronald J. Simpson

Title:	Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINEFINDERS CORPORATION LTD. (Registrant)
Date November 15, 2006
By: Paul C. MacNeill Paul C. MacNeill, Director